Exhibit (i)

                                ROPES & GRAY LLP
                           1211 Avenue of the Americas
                             New York, NY 10036-8704

October 19, 2007

WisdomTree Trust
48 Wall Street, 11th Floor
New York, NY 10005

Ladies and Gentlemen:

You have informed us that you intend to file a Rule 485(b) Post-Effective Amendment (the "Amendment") to your Registration Statement under the Securities Act of 1933, as amended, with the Securities and Exchange Commission for the purpose of establishing Shares of WisdomTree Emerging Markets SmallCap Dividend Fund.

We have examined your Trust Instrument as amended to date and, as on file in the office of the Secretary of the State of Delaware, the Certificate of Trust. We are familiar with the actions taken by your Trustees to authorize the issuance and sale from time to time of your shares of beneficial interest ("Shares") at not less than the public offering price of such shares and have assumed that the Shares will be issued and sold in accordance with such action pursuant to an effective registration statement. We have also examined a copy of your By-laws and such other documents as we have deemed necessary for the purposes of this opinion.

Based upon the foregoing, we are of the opinion that the Shares being registered have been duly authorized and when the Shares are issued and sold the Shares will be validly issued, fully paid and nonassessable.

We consent to the filing of this opinion as an exhibit to the Amendment.

Very truly yours,

/s/ Ropes & Gray LLP

Ropes & Gray LLP